VIA EDGAR AND FEDERAL EXPRESS

March 3, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Aristocrat Group Corp. – Application for Withdrawal

Registration Statement on Form S-1 (Registration No. 333-198947)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Aristocrat Group Corp., a Florida corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (Registration No. 333-198947), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 25, 2014.

The Company submits this request for withdrawal as it no longer intends to pursue the contemplated primary public offering of the securities covered by the Registration Statement at this time.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Aristocrat Group Corp., 495 Grand Blvd., Suite 206, Miramar Beach, Florida 32550, with a copy to Company’s counsel, Sonfield & Sonfield, 2500 Wilcrest Drive, Suite 300, Houston, Texas 77042, facsimile number (713) 877-1547, Attention: Robert L. Sonfield, Jr.

Very truly yours,

/s/ Robert Federowicz

Robert Federowicz

President and Chief Executive Officer

Aristocrat Group Corp.